                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D


                             (AMENDMENT NO.   )(1)

                              STARRETT CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   885-677-11
                                ----------------
                                 (CUSIP Number)

                              JONATHAN I. MAYBLUM
                            STARTT ACQUISITION, INC.
                        C/O LAWRENCE RUBEN COMPANY, INC.
                         600 MADISON AVENUE, 20TH FLOOR
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 980-0910

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                             JOEL I. PAPERNIK, ESQ.
                  SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                                551 FIFTH AVENUE
                            NEW YORK, NEW YORK 10176
                           TELEPHONE: (212) 661-6500

                                OCTOBER 16, 1997
                        -------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                              (Page 1 of 66 Pages)

--------------
         (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  2 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Startt Acquisition, Inc.              Employer Tax Id:  13-397-0392
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,317,211 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  3 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Startt Acquisition, LLC               Employer Tax Id:  13-397-0393
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,317,211 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  4 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           LR Startt, LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,317,211 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  5 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Richard G. Ruben
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,328,111 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,328,111 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,328,111 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.2%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  6 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           AV Startt, LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,317,211 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  7 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Andrew Penson
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,317,211 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  8 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           AM Startt, LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,317,211 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE  9 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Mark Lasry
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,328,111 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,328,111 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,328,111 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.2%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE 10 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           BA Startt, LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,317,211 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE 11 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Blackacre Capital Management Corp.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,317,211 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE 12 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Blackacre Capital Group, LP
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,317,211 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        -------------------
CUSIP NO. 885-677-11                  13D                   PAGE 13 of 66 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Jeffrey B. Citrin
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                     0
      NUMBER OF           -----------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY                     3,317,211 (See Item 5)
      OWNED BY            -----------------------------------------------------
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                      0
     PERSON WITH          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                     3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,317,211 (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 14 of 66 Pages


         This Statement on Schedule 13D is filed as a result of the signing of an agreement (the "Shareholders Agreement") as of October 16, 1997 by Startt Acquisition, LLC, a Delaware limited liability company ("Parent"), Startt Acquisition, Inc., a New York corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and certain principal shareholders (the "Principal Shareholders") of the issuer, Starrett Corporation, a New York corporation (the "Company"). A copy of the Shareholders Agreement is attached hereto as Exhibit
1. The Shareholders Agreement was entered into in connection with the execution of an Agreement and Plan of Merger, dated as of October 16, 1997, between Purchaser and the Company, pursuant to which, among other things, Purchaser agreed to commence a cash tender offer (the "Offer") for shares of the Company's common stock ("Shares"). Pursuant to the Shareholders Agreement, subject to certain conditions, each of the Principal Shareholders agreed to tender (and not to withdraw), pursuant to and in accordance with the terms of the Offer, all of the Shares beneficially owned by them. On October 23, 1997, Parent and Purchaser commenced the Offer by, among other things, disseminating to the shareholders of the Company an Offer to Purchase all outstanding Shares at $12.25 net per Share (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 2.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         This Statement relates to the Shares of the Company. The address of the Company's principal executive offices is One Park Avenue, New York, New York 10016.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Pursuant to Rule 13d-1(f)(1) of the Rules and Regulations of the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Startt Acquisition, Inc., Startt Acquisition, LLC, LR Startt, LLC, Richard G. Ruben, AV Startt, LLC, Andrew Penson, AM Startt, LLC, Mark Lasry, BA Startt, LLC, Blackacre Capital Group, L.P., Blackacre Capital Management Corp. and Jeffrey B. Citrin (collectively, the "Reporting Persons").

         The Reporting Persons may be deemed to constitute a "group" for the purpose of this Statement. A copy of the Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 3.

         (b) - (c) The information set forth in the Introduction, in Section 8--"Certain Information Concerning Purchaser and Parent" and in Schedules I and II to the Offer to Purchase is incorporated herein by reference. In addition, the information set forth in Schedule A to this Statement on Schedule 13D is incorporated herein by reference.

         Startt Acquisition, Inc. is a newly-formed New York corporation and a wholly-owned subsidiary of Startt Acquisition, LLC. To date, Startt Acquisition, Inc. has not conducted any business other than in connection with the Offer. The principal executive offices of Startt Acquisition, Inc. are located at c/o Lawrence Ruben Company, Inc. 600 Madison Avenue, New York, NY 10022.

                                                            Page 15 of 66 Pages

         Startt Acquisition, LLC. is a newly-formed Delaware limited liability company. To date, Startt Acquisition, LLC. has not conducted any business other than in connection with the Offer. The principal executive offices of Startt Acquisition, LLC are located at c/o Lawrence Ruben Company, Inc. 600 Madison Avenue, New York, NY 10022.

         Richard G. Ruben is a Principal of Lawrence Ruben Company, Inc., which is engaged in the development, investment and management of commercial and residential real estate. Mr. Ruben's business address is Lawrence Ruben Company, Inc., 600 Madison Avenue, 20th Floor, New York, NY 10022.

         Jeffrey B. Citrin has been, since August, 1994, the President of Blackacre Capital Management Corp., the general partner of Blackacre Capital Group, L.P., the real estate investment affiliate of the Cerberus Partners funds and other funds under common management. From June 1993 through June 1994, Mr. Citrin was a Managing Director of Oppenheimer & Co., a securities firm, located at World Financial Plaza, New York, New York. From September 1991 through June 1993, Mr. Citrin was a Vice President of CS First Boston Corp., a securities firm, located at that time at 55 East 52nd Street, New York, New York. Mr. Citrin's business address is Blackacre Capital Group, L.P., 450 Park Avenue, 28th floor, New York, NY 10022.

         Andrew Penson has been the principal of Argent Ventures LLC, a New York limited liability company which engages in the purchase and sale of real estate investments, since January 1997. From January 1993 through January 1997, Mr. Penson was a Managing Director of Amroc Investments, Inc. Mr. Penson is a principal of The Penson Corporation, a real estate management firm. Mr. Penson's business address is Argent Ventures LLC, 335 Madison Avenue, 26th Floor, New York, NY 10017.

         Mark Lasry is the founder and a Managing Director of Amroc Investments, Inc., which is engaged in trading distressed debt. Mr. Lasry's business address is Amroc Investments, Inc. 335 Madison Avenue, New York, NY 10017.

         Each of LR Startt, LLC, AV Startt, LLC, AM Startt, LLC, and BA Startt, LLC are newly-formed Delaware limited liability companies. To date, none of these entities have conducted any business other than in connection with the Offer. The principal executive offices of LR Startt, LLC are at c/o Lawrence Ruben Company, Inc., 600 Madison Avenue, New York, NY 10022. The principal executive offices of AV Startt, LLC. are at c/o Argent Ventures LLC, 335 Madison Avenue, 26th Floor, New York, NY 10017. The principal executive offices of AM Startt, LLC are at c/o Amroc Investments, Inc., 335 Madison Avenue, New York 10017. The principal executive offices of BA Startt, LLC are at c/o Blackacre Capital Group, L.P., 450 Park Avenue, 28th Floor, New York, NY 10022.

         Blackacre Capital Management Corp. is a Connecticut corporation, the principal business of which is acting as the general partner of Blackacre Capital Group, L.P. The principal executive offices of Blackacre Capital Management Corp. are at c/o Blackacre Capital Group, L.P., 450 Park Avenue, 28th Floor, New York, NY 10022.

         Blackacre Capital Group, L.P. is a Delaware limited partnership, which is the managing member of BA Startt, LLC. The principal business of Blackacre Capital Group, L.P. is engaging

                                                            Page 16 of 66 Pages

in the purchase and sale of real estate investments as an affiliate of Cerberus Partners funds and other funds under common management. The principal executive offices of Blackacre Capital Group, L.P., are at 450 Park Avenue, 28th Floor, New York, NY 10022.

         (d) None of the entities or persons identified in this Item 2 or in Schedule A hereto has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 or in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of such proceeding was or is subject to a judgment, or final order enjoining future violations of, or prohibiting or mandating activities to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 and in Schedule A hereto are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Section 9--"Sources and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference.

         The funds of Avenue Investments, L.P. were used to purchase 10,900 Shares, which Shares are beneficially owned by Richard G. Ruben and Mark Lasry (the "Avenue Shares").

ITEM 4.   Purpose of Transaction.

         (a)-(j) The information set forth in the Introduction, in the next-to-last and last paragraphs of Section 6--"Price Range of Shares; Dividends," in Section 10--"Background of the Offer; Contacts with the Company," in Section 11--"The Offer and Merger; Merger Agreement and Related Agreements," in Section 12-- "Purpose of the Offer and Merger; Plans for the Company" and in Section 13--"Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The information set forth in Section 8--"Certain Information Concerning Purchaser and Parent," in Section 11--"The Offer and Merger; Merger Agreement", in Section 11--"The Offer and Merger; Merger Agreement and Related Agreements" and in Schedules I and II to the Offer to Purchase is incorporated herein by reference. As of October 16, 1997, the Reporting Persons may each be deemed to own beneficially 3,317,211 Shares, which represent approximately 53.0% of the Shares of the Company. In addition Messrs. Ruben and Lasry beneficially own an additional 10,900 Shares, so that they each may be deemed to own beneficially an aggregate of 3,328,111 Shares which represent approximately 53.2% of the outstanding Shares of the Company.

                                                            Page 17 of 66 Pages

         (b) Each of the Reporting Persons identified in Item 2(a) collectively share voting power and dispositive power of 3,317,211 Shares. In addition, Messrs. Ruben and Lasry collectively share voting power and dispositive power of the Avenue Shares.

         (c) Messrs. Ruben and Lasry share control of the general partner of Avenue Investments L.P., which purchased 5,900 Shares on August 29, 1997 for $10.69 per Share and 5,000 additional Shares on such date for $10.71 per Share. Both purchases were effected through brokers.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the Introduction, in Section 8--"Certain Information Concerning Purchaser and Parent," in Section 9--"Sources and Amount of Funds," in Section 10--"Background of the Offer, Contacts with the Company," in Section 11--"The Offer and Merger; Merger Agreement and Related Agreements," in Section 12--"Purpose of the Offer and Merger; Plans for the Company," and in
Section 14--"Extension of Tender Period; Amendment; Termination" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Shareholders Agreement dated as of October 16, 1997 among Paul Milstein, Henry Benach, Irving Fischer, Oded Aboodi, the Company, Parent and Purchaser (incorporate by reference to Exhibit (c)(2) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on October 23, 1997).

         2.   Offer to Purchase, dated October 23, 1997.

         3. Joint Filing Agreement, dated October 27, 1997, by and among the Reporting Persons.

         4. Agreement and Plan of Merger dated as of October 16, 1997 by and among Purchaser and the Company (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on October 23, 1997).

         5. Financing Commitment Letter from Credit Suisse First Boston Mortgage Capital LLC, dated October 16, 1997, agreed to and accepted by Parent (incorporated by reference to Exhibit (b) of the Schedule 14D-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on October 23, 1997).

                                                            Page 18 of 66 Pages

                                                                     SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTOR
                     OF BLACKACRE CAPITAL MANAGEMENT CORP.

The name, present principal occupation or employment and five-year employment history of each director and executive officer of Blackacre Capital Management Corp. are set forth below. The address of each director and officer is Blackacre Capital Group L.P., 450 Park Avenue, 28th Floor, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Blackacre Capital Management Corp. Each director and officer listed below is a citizen of the United States.

EXECUTIVE OFFICERS

JEFFREY B. CITRIN, PRESIDENT
         Mr. Citrin has been, since its inception in August, 1994, the President of Blackacre Capital Management Corp., the general partner of Blackacre Capital Group, L.P., the real estate investment affiliate of the Cerberus Partners funds and other funds under common management. From June 1993 through July 1994, Mr. Citrin was a Managing Director of Oppenheimer & Co., a securities firm, located at World Financial Plaza, New York, New York. From September 1991 through June 1993, Mr. Citrin was a Vice President of CS First Boston Corp., a securities firm, located at that time at 55 East 52nd Street, New York, New York. Mr. Citrin's business address is Blackacre Capital Group, L.P., 450 Park Avenue, 28th Floor, New York, NY 10022.

RONALD J. KRAVIT, VICE PRESIDENT
         Mr. Kravit has been, since July 1996, a Vice President of Blackacre Capital Management Corp., the general partner of Blackacre Capital Group, L.P., the real estate investment affiliate of the Cerberus Partners funds and other funds under common management. From September 1994 through July 1996, Mr. Kravit was a Principal of Apollo Real Estate Advisors, a real estate investment and financing firm, located at 1301 Avenue of the Americas, New York, New York. From September 1993 through October 1994, Mr. Kravit was a Principal of Reichman International, a real estate investment and financing firm, located at 520 Madison Avenue, New York, New York. From May 1991 through September 1993, Mr. Kravit was a Vice President and the Chief Financial Officer of Maxxam Property Co., a real estate investment and financing firm, located at 5847 San Felipe Boulevard, Houston, Texas 77057. Mr. Kravit's business address is Blackacre Capital Group, L.P., 450 Park Avenue, 28th Floor, New York, NY 10022.

HOWARD M. GLATZER, VICE PRESIDENT
         Mr. Glatzer has been, since June 1997, a Vice President of Blackacre Capital Management Corp., the general partner of Blackacre Capital Group, L.P., the real estate investment affiliate of the Cerberus Partners funds and other funds under common management. From March 1995 through May 1997, Mr. Glatzer was a Senior Associate of Rockwood Realty Associates, a Real Estate Investment Banking and Sales firm, located at 555 Fifth Avenue, New York, New York. From November 1990 through February 1995, Mr. Glatzer was a Project Manager of KG LAND NY Corp., a real estate development firm, located at 1177 Avenue of the Americas, New York, New York. Mr. Glatzer's business address is Blackacre Capital Group, L.P., 450 Park Avenue, 28th Floor, New York, NY 10022.

                                                            Page 19 of 66 Pages

STEPHEN P. ENQUIST, SECRETARY
         Mr. Enquist has been, since August 1996, the Secretary of Blackacre Capital Management Corp., the general partner of Blackacre Capital Group, L.P., the real estate investment affiliate of the Cerberus Partners funds and other funds under common management. Mr. Enquist was Assistant Secretary from August 1994 through August 1996 when he became Secretary. From December 1993 through August 1994, Mr. Enquist was an Assistant Vice President of Oppenheimer & Co., a securities firm, located at World Financial Center, New York, New York. From September 1992 through December 1993, Mr. Enquist was a Financial Analyst at Goldman Sachs & Co., an investment banking firm, located at 85 Broad Street, New York, New York. Mr. Enquist's business address is Blackacre Capital Group, L.P., 450 Park Avenue, 28th Floor, New York, NY 10022.

DIRECTOR

JEFFREY B. CITRIN

CONTROLLING PERSON

JEFFREY B. CITRIN

                                                            Page 20 of 66 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 1997


                                            STARTT ACQUISITION, INC.

                                            By: /s/ Jonathan I. Mayblum
                                               --------------------------------
                                               Name: Jonathan I. Mayblum
                                               Title: President


                                            STARTT ACQUISITION, LLC

                                            By: /s/ Jonathan I. Mayblum
                                               --------------------------------
                                               Name:  Jonathan I. Mayblum
                                               Title:  President


                                            LR STARTT, LLC

                                            By: /s/ Jonathan I. Mayblum
                                               --------------------------------
                                               Name:  Jonathan I. Mayblum
                                               Title:  Authorized Signatory

                                               /s/ Richard G. Ruben
                                            -----------------------------------
                                               Richard G. Ruben


                                            AV STARTT, LLC

                                            By: /s/ Andrew Penson
                                               --------------------------------
                                               Name:  Andrew Penson
                                               Title:  Authorized Signatory

                                               /s/ Andrew Penson
                                            -----------------------------------
                                               Andrew Penson

                                                            Page 21 of 66 Pages


                                            AM STARTT, LLC

                                            By: /s/ Mark Lasry
                                               --------------------------------
                                               Name:  Mark Lasry
                                               Title:  Authorized Signatory

                                               /s/ Mark Lasry
                                            -----------------------------------
                                               Mark Lasry


                                            BA STARTT, LLC

                                            By  Blackacre Capital Group, L.P.,
                                                Managing Member

                                            By  Blackacre Capital Management
                                                Corp., General Partner

                                            By: /s/ Jeffrey B. Citrin
                                               --------------------------------
                                               Name:   Jeffrey B. Citrin
                                               Title:  President


                                            BLACKACRE CAPITAL GROUP, L.P.

                                            By  Blackacre Capital Management
                                                Corp., General Partner

                                            By: /s/ Jeffrey B. Citrin
                                               --------------------------------
                                               Name:  Jeffrey B. Citrin
                                               Title:  President


                                            BLACKACRE CAPITAL MANAGEMENT CORP.

                                            By: /s/ Jeffrey B. Citrin
                                               --------------------------------
                                               Name: Jeffrey B. Citrin
                                               Title: President

                                               /s/ Jeffrey B. Citrin
                                            -----------------------------------
                                               Jeffrey B. Citrin

                                                            Page 22 of 66 Pages

                                 EXHIBIT INDEX


Exhibit  Description
-------  -----------

  1. Shareholders Agreement dated as of October 16, 1997 among Paul Milstein, Henry Benach, Irving Fischer, Oded Aboodi, the Company, Parent and Purchaser (incorporated by reference to Exhibit (c)(2) of the Schedule 14d-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on October 23, 1997).

  2.     Offer to Purchase, dated October 23, 1997.

  3. Joint Filing Agreement, dated October 27, 1997, by and among the Reporting Persons.

  4. Agreement and Plan of Merger dated as of October 16, 1997 by and between Purchaser and the Company (incorporated by reference to Exhibit (c)(1) of the Schedule 14d-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on October 23, 1997).

  5. Financing Commitment Letter from Credit Suisse First Boston Mortgage capital LLC, dated October 16, 1997, agreed to and accepted by Parent (incorporated by reference to Exhibit (b) of the Schedule 14d-1 Tender Offer Statement filed by Purchaser and Parent with the Commission on October 23, 1997).